Exhibit 99.1
YINGLI GREEN ENERGY ENTERS INTO CREDIT AGREEMENT
FOR A THREE-YEAR LOAN FACILITY WITH ADM CAPITAL
BAODING, China — January 26, 2009 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading vertically integrated photovoltaic (“PV”) product manufacturers, today announced that one of its wholly-owned subsidiaries has entered into a credit agreement for a three-year loan facility with a fund managed by Asia Debt Management Hong Kong Limited (“ADM Capital”) to secure additional financing for its business expansion.
Pursuant to a credit agreement entered into between Yingli Energy (China) Company Limited (“Yingli China”), a wholly owned subsidiary of the Company located in Baoding, China, as the borrower, and ADM Capital, as the lender, ADM Capital has agreed to provide a three-year loan facility of up to US$80.0 million to Yingli China for its production capacity expansion and general corporate use. The loan will accrue interest of 12% per annum (payable semi-annually) and is expected to be available for drawdown in one lump sum at any time up to 85 days from the date of the agreement (or such later date as agreed by ADM Capital), subject to the obtaining of certain governmental approvals and satisfaction of other customary closing conditions. Under the terms of the agreement, the lenders may also require Yingli China to prepay the loan in part or in full if Yingli Green Energy fails to meet certain agreed consolidated operating and financial targets.
“This loan facility will provide us with valuable support in these times of continued turmoil in the global financial markets and is expected to further strengthen our ability to complete our expansion plan as scheduled,” commented Mr. Zongwei Li, Chief Financial Officer of Yingli Green Energy. “We believe this new financing demonstrates ADM Capital’s confidence in our leading position in the industry and the growth potential of our fully integrated business model.”
“ADM Capital has a long track record of investing in China and the Asian region,” stated Grace Tan, a member of ADM Capital’s investment committee. “We are very excited at the prospects of our partnership with Yingli Green Energy and the outlook for its solar energy business.”
Yingli China’s repayment obligations under the agreement will be guaranteed by the Company, Baoding Tianwei Yingli New Energy Resources Co., Ltd (the Company’s principal operating subsidiary in China) and Ms. Qing Miao, Director of Investor Relations of the Company and daughter of Mr. Liansheng Miao, Chairman and Chief Executive Officer of the Company, and will be secured by certain collateral provided by affiliates of Yingli Green Energy. The collateral includes, among others, a pledge by Yingli Power Holding Company Ltd., a company controlled by Mr. Liansheng Miao and the controlling shareholder of the Company, of a fixed number of ordinary shares of the Company it holds (with no obligation to deliver additional shares of collateral nor any default tied to the trading price of the American depositary shares of Yingli Green Energy) and a pledge by Cyber Power Group Limited (“Cyber Power”), a recently acquired, wholly-owned subsidiary of the Company, of all its equity interest in its Hong Kong subsidiary through which Cyber Power wholly owns Fine

Silicon Co., Ltd., a development stage enterprise located in Baoding, China which plans to begin production of solar-grade polysilicon in the second half of 2009.
In connection with the loan, the Company has agreed to grant to ADM Capital warrants, exercisable with respect to approximately one-fifth of the warrants every six months starting from the drawdown date of the loan to the third anniversary of the drawdown date of the loan. The initial strike price of the warrants will be based on the volume weighted average closing price per ADS on the New York Stock Exchange for the 20 trading day period immediately prior to the issuance of the warrants, subject to customary antidilutive and similar adjustments. The number of warrants to be granted will be determined based on the final size of the loan on the drawdown date but in no event will exceed 6.6 million. The Company may at its discretion settle the warrants in cash, shares or a mix of cash and shares. The warrantholders’ rights to exercise the warrants will terminate on the fifteenth day following the third anniversary of the drawdown date of the loan. The Company has the obligation to purchase all unexercised warrants on the termination date at a price of US$7.00 per warrant. The Company expects to issue the warrants concurrently with the drawdown of the loan. In addition, the Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission to cover the resale of the shares (in the form of American depositary shares) to be received by the warrantholders upon exercise of any warrants.
As the closing of the transaction contemplated under the agreement is subject to the obtaining of certain governmental approvals and other closing conditions, the Company cannot give assurance that the loan will ultimately close or that if it closes, the principal amount of the loan will reach the maximum principal amount of US$80.0 million as currently contemplated under the agreement.
Neither this press release nor the information contained herein constitutes an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction. No securities may be offered or sold in the United States absent registration under the United States Securities Act of 1933, as amended (the “Securities Act”), or an exemption from such registration requirement. Any public offering of any securities to be made in the United States will be made only by means of a prospectus meeting the requirements of the Securities Act. Such prospectus, copies of which may be obtained from the Company or the selling security holder, will contain, among other things, detailed information regarding the Company, its business and management, as well as financial statements and other financial information regarding the Company. No money, securities or other consideration is being solicited by this press release or the information contained herein and, if sent in response to this press release or the information contained herein will not be accepted.
About Yingli Green Energy
Yingli Green Energy is one of the world’s leading vertically integrated PV product manufacturers. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or operate on a stand-alone basis. With 400 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in the world as measured by annual production capacity. Additionally, Yingli Green Energy is one of a limited number of large-scale PV companies in the world to have adopted a vertically integrated business model. Through its wholly owned subsidiary, Yingli Energy (China) Company Limited, Yingli Green Energy currently plans to expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 600 MW in the third quarter of 2009. The Company, through Fine Silicon Co., Ltd., its wholly owned subsidiary, also plans to begin production of solar-grade polysilicon in second half of 2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, South Korea, Belgium, France, China and the United States. For more information, please visit www.yinglisolar.com.
About ADM Capital
Asia Debt Management Hong Kong Limited is a Hong Kong headquartered investment advisor regulated by the Hong Kong Securities and Futures Commission which undertakes asset management on behalf of private investment funds. ADM Capital’s assets under management total approximately US$2.0 billion and it invests in special situations and private equity transactions predominantly in Asia and Europe. ADM Capital has been a market leader investing in China with a consistent track record since its establishment in 1998. ADM Capital has offices in Hong Kong, Beijing, Mumbai, Istanbul and London.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86-312-3100-502
E-mail: ir@yinglisolar.com

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